FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  08 June 2004



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company - dated 08 June 2004






                           BALTIMORE TECHNOLOGIES PLC

London, UK - 8 June 2004: The Company received notification on the 8 June 2004 that pursuant to the agreement notified to the Company under section 204 of the Companies Act 1985, details of which have been previously announced, that Acquisitor Holdings (Bermuda) Ltd purchased 55,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Limited) in the Company on 7 June 2004. The Company was further notified on 8 June that parties to the agreement are now interested in 11,876,736 ordinary shares in the Company representing approximately 22.08% of the current issued share capital of the Company.

                                    - ENDS -

For  further  information:
Baltimore  Technologies  plc
Alfredo Goyanes
01442 342 823

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 08 June 2004